EXHIBIT 99.1

NORTH CENTRAL FLORIDA DISTRICT

(Wholly Owned Divisions of Allied Waste Industries, Inc.)

COMBINED FINANCIAL STATEMENTS

As of December 31, 2002 and 2001 and

For the three years ended December 31, 2002

REPORT OF INDEPENDENT AUDITORS

To the Management of Allied Waste Industries, Inc.

      In our opinion, the accompanying combined balance sheets and the related combined statements of operations, of equity and of cash flows present fairly, in all material respects, the financial position of the North Central Florida District (wholly owned divisions of Allied Waste Industries, Inc.) (the “Company”) at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 1 to the combined financial statements, the Company changed its method of accounting for goodwill and other intangible assets as of January 1, 2002.

/s/ PricewaterhouseCoopers LLP

July 9, 2003

Phoenix, Arizona

NORTH CENTRAL FLORIDA DISTRICT

(Wholly Owned Divisions Of Allied Waste Industries, Inc.)

COMBINED BALANCE SHEETS

	December 31,

	2002	2001

	(In thousands)
ASSETS
Current assets
Cash	$23	$130
Accounts receivable, net of allowance of $141 and $189	9,976	10,326
Prepaid and other current assets	723	1,076

Total current assets	10,722	11,532

Property and equipment, net	18,476	22,309
Goodwill	116,168	116,168
Other assets, net	609	636

Total assets	$145,975	$150,645

LIABILITIES AND DISTRICT’S EQUITY
Current liabilities
Accounts payable	$5,157	$4,078
Current portion of accrued closure, post-closure and environmental costs	378	251
Accrued liabilities	1,063	1,553
Unearned revenue	4,630	4,617

Total current liabilities	11,228	10,499

Long-term debt, net of current portion	12	—
Accrued closure, post-closure and environmental costs, less current portion	268	481
Due to parent	98,321	114,623
Commitments and contingencies
District’s equity	36,146	25,042

Total liabilities and district’s equity	$145,975	$150,645

The accompanying notes are an integral part of these combined balance sheets.

NORTH CENTRAL FLORIDA DISTRICT

(Wholly Owned Divisions Of Allied Waste Industries, Inc.)

COMBINED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2002	2001	2000

	(In thousands)
Revenues	$90,576	$89,346	$97,463
Cost of operations	63,927	60,668	62,475
Selling, general and administrative expenses	6,888	5,649	9,843
Depreciation and amortization	4,663	7,977	8,151

Operating income	15,098	15,052	16,994
Interest income, net	(3,409)	(3,003)	(1,210)

Income before income taxes	18,507	18,055	18,204
Income tax expense	7,403	8,283	8,334

Net income	$11,104	$9,772	$9,870

The accompanying notes are an integral part of these combined financial statements.

NORTH CENTRAL FLORIDA DISTRICT

(Wholly Owned Divisions Of Allied Waste Industries, Inc.)

COMBINED STATEMENTS OF DISTRICT’S EQUITY

(In thousands)
Balance as of December 31, 1999	$5,400
Net income	9,870

Balance as of December 31, 2000	15,270
Net income	9,772

Balance as of December 31, 2001	25,042
Net income	11,104

Balance as of December 31, 2002	$36,146

The accompanying notes are an integral part of these combined financial statements.

NORTH CENTRAL FLORIDA DISTRICT

(Wholly Owned Divisions Of Allied Waste Industries, Inc.)

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2002	2001	2000

	(In thousands)
Operating activities
Net income	$11,104	$9,772	$9,870
Adjustments to reconcile net income to cash provided by operating activities
Provisions for
Depreciation and amortization	4,663	7,977	8,151
Doubtful accounts	180	373	210
Gain on sale of fixed assets	(59)	(121)	(460)
Change in operating assets and liabilities, excluding the effects of purchase acquisitions
Accounts receivable, prepaid expenses, inventories and other	542	653	1,785
Accounts payable, accrued liabilities, unearned revenue and other	601	(2,247)	(2,814)
Closure and post-closure provision	244	230	84
Closure, post-closure and environmental expenditures	(227)	(224)	(245)

Cash provided by operating activities	17,048	16,413	16,581

Investing activities
Cost of acquisitions, net of cash acquired	—	(383)	—
Proceeds from sale of fixed assets	100	1,076	539
Capital expenditures, excluding acquisitions	(1,147)	(877)	(1,461)
Capitalized interest	(1)	(11)	—
Change in notes receivable and other	3	(545)	—

Cash used for investing activities	(1,045)	(740)	(922)

Financing activities
Change in due to parent	(16,110)	(15,678)	(15,545)

Cash used for financing activities	(16,110)	(15,678)	(15,545)

(Decrease) increase in cash	(107)	(5)	114
Cash at beginning of year	130	135	21

Cash at end of year	$23	$130	$135

Supplemental disclosures:
Liabilities incurred or assumed in acquisitions	$—	$125	$—
Non-cash change in due to parent	(192)	314	—

The accompanying notes are an integral part of these combined financial statements.

NORTH CENTRAL FLORIDA DISTRICT

(Wholly Owned Divisions Of Allied Waste Industries, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS

1.	Organization and Summary of Significant Accounting Policies

      The North Central Florida District (the “Company”) is a group of several business units that provide waste collection, transfer, recycling and disposal services in North and Central Florida and are wholly owned by Allied Waste Industries, Inc. (“AWI”, “Allied” or “Parent”), a Delaware corporation. Allied is the second largest, non-hazardous solid waste management company in the United States, as measured by revenues and provides non-hazardous waste collection, transfer, recycling and disposal services in 39 states. All significant operational and financial decisions of the Company are made by Allied’s management.

Basis of Presentation

      All significant intercompany accounts and transactions between the business units within the Company are eliminated in the combined financial statements. We are not a registrant with the Securities and Exchange Commission (the “SEC”) and are not subject to the SEC’s periodic reporting requirements. Certain estimates, including allocations from the Parent, have been made to provide financial information for SEC and stand-alone reporting purposes. We believe that the presentations and disclosures herein are adequate to make the information not misleading. In the opinion of management, all adjustments necessary to fairly state the financial statements have been reflected.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Doubtful Accounts

      We perform credit evaluations of our significant customers and establish an allowance for doubtful accounts based on the aging of our receivables, payment performance factors, historical trends and other information. In general, we reserve 50 percent of those receivables outstanding 90 to 120 days and 100 percent of those outstanding over 120 days. We also review outstanding balances on an account specific basis and fully reserve the receivable prior to 120 days if information becomes available indicating we will not receive payment. Our reserve is evaluated and revised on a monthly basis.

Concentration of Credit Risk

      Financial instruments that potentially subject us to concentrations of credit risk consist of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising our customer base. On-going credit evaluations are performed on customers, but we do not require collateral to support customer receivables.

Fair Value of Financial Instruments

      The carrying value of our financial instruments, which include cash, accounts receivable and accounts payable, as defined by Statement of Financial Accounting Standards (“SFAS”) No. 107, Disclosures about the Fair Value of Financial Instruments, approximate fair values due to the short-term maturities of these instruments.

NORTH CENTRAL FLORIDA DISTRICT
(Wholly Owned Divisions Of Allied Waste Industries, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Accrued Closure and Post-Closure Costs

      Accrued closure and post-closure costs represent an estimate of the present value of the future obligation associated with closure and post-closure monitoring of our two non-hazardous solid waste landfills. Site specific closure and post-closure engineering cost estimates are prepared annually. For active landfills, the impact of changes determined to be changes in estimates, based on the annual update, are accounted for on a prospective basis except for instances where the cost expenditure will occur within 12 months. The present value of estimated future costs are accrued on a per unit basis as landfill disposal capacity is consumed. Discounting of future costs is applied where we believe that both the amounts and timing of related payments are reliably determinable. Changes in estimates after the landfills site are closed are recognized when determined.

Environmental Costs

      We accrue for costs associated with environmental remediation obligations when such costs are probable and reasonably estimable. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value, as the timing of cash payments is not reliably determinable. Recoveries of environmental remediation costs from other parties are recorded when their receipts are deemed probable. Environmental liabilities and apportionment of responsibility among potentially responsible parties are accounted for in accordance with the guidance provided by the American Institute of Certified Public Accountants Statement of Position 96-1 (“SOP 96-1”) Environmental Remediation Liabilities.

Revenue

      Revenues result primarily from fees charged to customers for waste collection, transfer, recycling and disposal services. We generally provide collection services under direct agreements with our customers or pursuant to contracts with municipalities. Commercial and municipal contract terms generally range from one to five years and commonly have renewal options.

      Advance billings are recorded as unearned revenue, and revenue is recognized when services are provided, usually within 90 days.

Business Combinations

      Under the purchase method, we allocate the cost of the acquired business to the assets acquired and liabilities assumed based upon their estimated fair values. These estimates are revised during the allocation period as necessary when, and if, information regarding contingencies becomes available to further define and quantify assets acquired and liabilities assumed. The allocation period generally does not exceed one year. To the extent contingencies are resolved or settled during the allocation period, such items are included in the revised allocation of the purchase price. Purchase accounting adjustments, acquisition related costs and other possible charges that may arise from the acquisitions may materially impact our future combined balance sheet and statements of operations.

      Allied acquired a hauling and recycling business in February 2001 for cash consideration of approximately $425,000 which was accounted for under the purchase method and is reflected in the results of operations since the effective date of the acquisition. Our reported revenues and net income for the years ended December 31, 2001 and 2000 were not significantly impacted by the pro forma effect of this acquisition.

NORTH CENTRAL FLORIDA DISTRICT
(Wholly Owned Divisions Of Allied Waste Industries, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Recently Issued Accounting Pronouncements

      In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”), which outlines the standards for accounting for an obligation associated with the retirement of a long-lived tangible asset. The standard is effective beginning January 1, 2003.

      SFAS 143 will require us to refine our current accounting practices and will cause a change in the mechanics of calculating landfill retirement obligations and the classification of where amounts are recorded in the financial statements. Landfill retirement obligations are no longer accrued through a provision to cost of operations, but rather by an increase to landfill assets. Under SFAS 143, the amortizable landfill asset includes (i) landfill development costs incurred, (ii) landfill development costs expected to be incurred over the life of the landfill, (iii) the recorded capping, closure and post-closure liabilities and (iv) the cost estimates for future capping, closure and post-closure costs. The landfill asset is amortized over the total capacity of the landfill as volume is consumed during the life of the landfill, with one exception. The exception applies to capping costs for which both the recognition of the liability and the amortization of these costs are based instead on the capacity of the specific capping events as volume is consumed. The adjustments that occur upon adoption are required to be accounted for as a cumulative effect of a change in accounting principle. Upon adoption of SFAS 143 on January 1, 2003, we expect an increase in our capping, closure and post-closure liabilities of approximately $286,000 and a decrease in our net landfill assets of approximately $23,000. We expect the cumulative effect of change in accounting principle to be a gain of approximately $186,000, net of tax.

      In November 2002, the FASB issued FASB Interpretation 45, Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The recognition requirements of FIN 45 are effective for any guarantees entered into subsequent to January 1, 2003. We anticipate that the adoption of FIN 45 will not have a material impact on our combined financial statements. We have complied with the disclosure requirements of FIN 45 as of December 31, 2002.

Recently Adopted Accounting Pronouncements

      Effective January 1, 2002, we adopted SFAS 142, Goodwill and Other Intangibles (“SFAS 142”), which among other things, eliminates the amortization of goodwill and instead requires an annual assessment of goodwill impairment by applying a fair value based test. See Note 3 for additional discussion.

      Effective January 1, 2002, we adopted SFAS No. 144, which supercedes SFAS No. 121 Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 provides a single accounting model for impairment of long-lived assets held for use and for long-lived assets that are to be disposed of by sale (including discontinued operations). SFAS No. 144 does not address impairment of goodwill. There was no impact on our financial statements or results of operations upon adoption.

2.     Property and Equipment

      Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of land improvements (10 years), buildings and improvements (30 to

NORTH CENTRAL FLORIDA DISTRICT
(Wholly Owned Divisions Of Allied Waste Industries, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

40 years), vehicles and equipment (3 to 10 years), containers and compactors (5 to 10 years) and furniture and office equipment (3 to 8 years). We do not assume a residual value on our depreciable assets. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), property and equipment are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

      The cost of landfill airspace, including original acquisition cost and incurred and projected landfill construction costs, is amortized over the capacity of the landfill based on a per unit basis as landfill airspace is consumed. We periodically review the realizability of our investment in operating landfills. Should events and circumstances indicate that any of our landfills be reviewed for possible impairment, such review for recoverability will be made in accordance with Emerging Issues Task Force (“EITF”) Discussion Issue 95-23, The Treatment of Certain Site Restoration/Environmental Exit Costs When Testing a Long-Lived Asset for Impairment (“EITF 95-23”). The EITF outlines how cash flows for environmental exit costs should be determined and measured.

      Expenditures for major renewals and betterments are capitalized, while expenditures for maintenance and repairs, which do not improve assets or extend their useful lives, are charged to expense as incurred. When property is retired, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized.

      Property and equipment at December 31 are as follows:

	2002	2001

	(In thousands)
Land and land improvements	$2,684	$2,682
Land held for permitting as landfills	208	—
Landfills	2,156	2,081
Buildings and improvements	2,899	2,911
Vehicles and equipment	18,804	19,102
Containers and compactors	7,838	7,304
Furniture and fixtures	334	345

Total property and equipment	34,923	34,425
Less: Accumulated depreciation and amortization	16,447	12,116

Property and equipment, net	$18,476	$22,309

3.     Goodwill

      Our goodwill balance reflects an amount related to the acquisition in February 2001, as discussed in Note 1, and an allocation from our Parent related to the acquisition of Browning-Ferris Industries, Inc. (“BFI”) on July 30, 1999.

      As discussed in Note 1, we adopted SFAS 142, effective January 1, 2002. SFAS 142 eliminates the amortization of goodwill and instead requires an annual assessment of goodwill impairment by applying a fair value based test. The calculation of fair value is subject to judgments and estimates. We estimate fair value of the combined divisions based on net cash flows discounted using a weighted-average cost of capital of approximately 8 percent and other considerations. The estimated fair value could change if there were future changes in our expenditures levels or ability to perform at levels that were forecasted.

NORTH CENTRAL FLORIDA DISTRICT
(Wholly Owned Divisions Of Allied Waste Industries, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      We tested our existing goodwill at January 1, 2002 for realizability and determined that we had no impairment of goodwill and therefore SFAS 142 had no impact to the combined financial statements upon adoption (other than the elimination of goodwill amortization discussed above). The impairment test of goodwill will be completed more frequently than annually under certain conditions. For example, a significant adverse change in liquidity or the business environment, unanticipated competition, a significant adverse action by a regulator or a disposal of a significant portion of our operations could prompt an impairment test between annual assessments. We completed our annual assessment of goodwill as of December 31, 2002 and no impairment was recorded.

      The following calculations adjust net income to exclude goodwill amortization expense for the year ended December 31:

	2002	2001	2000

	(In thousands)
Reported net income	$11,104	$9,772	$9,870
Add back: Goodwill amortization	—	2,903	2,894

Adjusted net income	$11,104	$12,675	$12,764

      We have approximately $116 million of goodwill at December 31, 2002 and 2001 of which approximately $407,000 related to the February 2001 acquisition. There was no activity in the goodwill balance from December 31, 2001 through December 31, 2002.

4.     Landfill Accounting

      The following discussion of landfill accounting pertains to our 2002 accounting practice. Effective January 1, 2003, we adopted SFAS 143 which will require changes to certain elements of these practices. Refer to Note 1 for a discussion on the impact of the adoption on our landfill accounting.

      We have two active landfills in the North Central Florida District. One landfill has an expected operating life of 5 years. The second landfill has a remaining operating life of less than a year. However, we are currently seeking disposal capacity expansion which is expected to be received in 2003. We use a life-cycle accounting method for landfills and the related closure and post-closure liabilities. This method applies the costs associated with acquiring, developing, closing and monitoring the landfills over the associated landfill capacity and associated consumption. On an annual basis, we update the development cost estimates (which include the costs to develop the site as well as the individual cell construction costs), closure and post-closure cost estimates and future capacity estimates (sometimes referred to as airspace) for each landfill. The cost estimates are prepared by our local management and third-party engineers based on the applicable local, state and federal regulations and site specific permit requirements. Future capacity estimates are updated using aerial surveys of each landfill to estimate utilized disposal capacity and remaining disposal capacity. These cost and capacity estimates are reviewed and approved by senior operations management annually.

Landfill Assets

      We use the units of production method for purposes of calculating the amortization rate at each landfill. This methodology divides the costs associated with acquiring, permitting and developing the entire landfill by the total remaining capacity of that landfill. The resulting per unit amortization rate is applied to each unit disposed at the landfill and is recorded as expense for that period.

      Costs associated with developing the landfill include direct costs such as excavation, liners, leachate collection systems, engineering and legal fees, and capitalized interest. We classify this total disposal

NORTH CENTRAL FLORIDA DISTRICT
(Wholly Owned Divisions Of Allied Waste Industries, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

capacity as either permitted (having received the final permit from the governing authorities) or probable expansion. Probable expansion disposal capacity has not yet received final approval from the regulatory agencies, but we have determined that certain critical criteria have been met and the successful completion of the expansion is highly probable. Our internal requirements to classify disposal capacity as probable expansion are as follows:

1. We have control of and access to the land where the expansion permit is being sought.

2. All geologic and other technical siting criteria for a landfill have been met, or a variance from such requirements has been received (or can reasonably be expected to be achieved).

3. The political process has been assessed and there are no identified impediments that cannot be resolved.

4. We are actively pursuing the expansion permit and have an expectation that the final local, state and federal permits will be received within the next five years.

5. Senior operations management approval has been obtained.

      Upon successfully meeting the preceding criteria, the costs associated with developing, constructing, closing and monitoring the total additional future disposal capacity are considered in the life-cycle cost of the landfill and reflected in the calculation of the amortization and closure and post-closure rates.

      Allied and its engineering and legal consultants continually monitor the progress of obtaining local, state and federal approval for each of its expansion permits. If it is determined that the expansion no longer meets our criteria, the disposal capacity is removed from our total available disposal capacity, the costs to develop that disposal capacity and the associated closure and post-closure costs are removed from the landfill amortization base, and rates are adjusted prospectively. In addition, any value assigned to probable expansion capacity would be written-off to expense during the period in which it is determined that the criteria are no longer met.

Closure and Post-Closure

      As individual areas within each landfill reach capacity, we are required to cap and close the areas in accordance with the landfill site permit. Generally, closure requirements include the application of compacted clay, geosynthetic liners and vegetative soil barriers in addition to the construction of drainage channels and methane gas collection systems among other closure activities.

      After the entire landfill site has reached capacity and is closed, we are required to maintain and monitor the site for a post-closure period, which may extend for 30 years. Post-closure requirements generally include maintenance of the site and monitoring the methane gas collection systems and groundwater systems, among other post-closure activities. Estimated costs for such closure and post-closure as required under Subtitle D regulations are compiled and updated annually for each landfill by local and regional company engineers. In addition, on an annual basis, senior management performs a review of the overall cost estimates. The future estimated closure and post-closure costs are increased at an inflation rate of 2.5 percent, and discounted at a risk-free capital rate of 7.0 percent, per annum, based on the timing of the amounts to be expended.

      Our periodic closure and post-closure expense has two components. The first component is the site specific per unit closure and post-closure expense. The per unit rate is derived by dividing the estimated total remaining discounted closure and post-closure costs by the remaining disposal capacity at each landfill (consistent with the disposal capacity used to calculate landfill amortization rates). We use the

NORTH CENTRAL FLORIDA DISTRICT
(Wholly Owned Divisions Of Allied Waste Industries, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

resulting site-specific rates to record expense during a given period based upon the consumption of disposal capacity during that period.

      The second component is the accretion expense necessary to increase the accrued closure and post-closure reserve balance to its future, or undiscounted, value. To accomplish this, we accrete our closure and post-closure accrual balance using the risk-free capital rate and charge this accretion as an operating expense in that period.

Environmental Costs

      We engage independent environmental consulting firms to assist us in conducting environmental assessments of existing landfills or other properties, and in connection with companies acquired from third parties.

      The ultimate amounts for environmental liabilities cannot be precisely determined and estimates of such liabilities made by us, after consultation with our independent environmental engineers and legal counsel, require assumptions about future events due to a number of uncertainties including the extent of the contamination, the appropriate remedy, the financial viability of other potentially responsible parties and the final apportionment of responsibility among the potentially responsible parties. Where we have concluded that our estimated share of potential liabilities is probable, a provision has been made in the combined financial statements.

      Since the ultimate outcome of these matters may differ from the estimates used in our assessment to date, the recorded liabilities are periodically evaluated, as additional information becomes available to ascertain whether the accrued liabilities are adequate. We have determined that the recorded liability for environmental matters as of December 31, 2002 and 2001 of $52,845 and $165,662, respectively, represents the most probable outcome of these contingent matters. We do not reduce our estimated obligations for proceeds from other potentially responsible parties or insurance companies. If receipt is probable, proceeds are recorded as an offset to environmental expense in operating income. There were no significant recovery receivables outstanding as of December 31, 2002 or 2001. We do not expect that adjustments to estimates, which are reasonably possible in the near term and that may result in changes to recorded amounts, will have a material effect on our combined liquidity, financial position or results of operations. In addition, we do not believe that it is reasonably possible the ultimate outcome of environmental matters, excluding closure and post-closure could result in any additional liability.

5.     Retirement Plan

      AWI sponsors the AWI 401(k) Plan, a defined contribution plan which is available to all eligible employees not represented by collective bargaining agreements. Eligible employees may contribute up to 25 percent of their annual compensation on a pre-tax basis. Participant contributions are subject to certain restrictions as set forth in the Internal Revenue Code. AWI matches in cash 50 percent of employee contributions, up to the first 5 percent of the employee’s compensation which is deferred. Participant contributions vest immediately and the employer contributions vest in increments of 20 percent based upon years of service. AWI’s matching contributions to the plan on our behalf amounted to approximately $242,000, $85,000 and $154,000 for the years ended December 31, 2002, 2001 and 2000, respectively, and are included in selling, general and administrative expenses.

NORTH CENTRAL FLORIDA DISTRICT
(Wholly Owned Divisions Of Allied Waste Industries, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

6.     Commitments and Contingencies

Litigation

      We are subject to extensive and evolving laws and regulations and have implemented our own environmental safeguards to respond to regulatory requirements. In the normal course of conducting operations, we may become involved in certain legal and administrative proceedings. Some of these actions may result in fines, penalties or judgments against us, which may have an impact on earnings for a particular period. Litigation and regulatory compliance contingencies are accrued for when such costs are probable and reasonably estimable. There are no matters at December 31, 2002 that management expects to have a material adverse effect on our liquidity, financial position or results of operations.

Lease Agreements

      We have non-cancelable operating lease agreements for certain facilities and equipment. Future minimum lease commitments under these agreements for the years ending December 31 are as follows:

(In thousands)

2003	1,641
2004	1,625
2005	713
2006	62
2007	22

$4,063

      Rent expense was approximately $1.5 million, $588,000 and $232,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Financial Assurances

      We are required to provide $8.9 million in financial assurances to governmental agencies under applicable environmental regulations relating to our landfill operations and collection contracts. We satisfy the financial assurance requirements by providing performance bonds, letters of credit, or trust deposits to secure our obligations as they relate to landfill closure and post-closure costs and performance under certain collection, landfill and transfer station contracts. Additionally, we are required to provide financial assurances for collateral required for certain performance obligations. We have not experienced difficulty in obtaining the financial assurances that we need. However, we cannot make any assurances that the level of financial assurances that we are required to provide will be available in the future.

      These financial instruments are issued in the normal course of business. They are not debt and, therefore, are not reflected in the accompanying combined balance sheets. The underlying obligations of the financial assurance instruments would be valued and recorded in the combined balance sheets based on the likelihood of performance being required. We do not expect this to occur.

Guarantees and Collateral

      We enter into contracts in the normal course of business that include indemnification clauses. Indemnifications relating to known liabilities are recorded in our combined financial statements based on our best estimate of required future payments. We are not able to determine potential future payments for indemnifications that relate to contingent events or occurrences, such as the imposition of additional taxes due to a change in the tax law or adverse interpretation of the tax law, and indemnifications made in

NORTH CENTRAL FLORIDA DISTRICT
(Wholly Owned Divisions Of Allied Waste Industries, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

divestiture agreements where we indemnify the buyer for liabilities that may become known in the future but that relate to our activities prior to the divestiture.

      Along with substantially all of the other operations of our Parent, we guarantee certain of our Parent’s outstanding debt obligations.

7.     Income Taxes

      Our operating results are included in the consolidated federal income tax return of AWI for the periods ended December 31, 2002, 2001 and 2000. Separate company state income tax returns are filed in Florida. The allocation of consolidated taxes of AWI to us is determined as if we prepared a separate tax return, in accordance with the provisions of the SFAS 109, Accounting for Income Taxes.

      The components of the income tax provision for the year ended December 31 consist of the following:

	2002	2001	2000

	(In thousands)
Current state tax provision	$812	$1,173	$456
Balance of provision	6,591	7,110	7,878

Total	$7,403	$8,283	$8,334

      The current state tax provision represents the state income taxes paid and payable for the periods presented. The balance of the provision represents federal and deferred state income taxes. The income tax provision allocated includes both current and deferred taxes, but under our tax sharing arrangement with the Parent, the total provision is considered to be a current provision which reduces our cash flows from operating activities, and is reflected in the due to Parent on our combined balance sheets.

      The reconciliation of our income tax provision at the federal statutory tax rate to our effective tax rate for the year ended December 31 is as follows:

	2002	2001	2000

	(In thousands)
Federal statutory tax rate	$6,478	$6,320	$6,371
Consolidated state taxes, net of federal benefit	925	943	950
Goodwill amortization	—	1,020	1,013

Effective tax rate	$7,403	$8,283	$8,334

      Deferred tax assets and liabilities (including any valuation allowance) are recognized, realized and maintained on a corporate-wide basis by AWI. The cumulative tax-effected temporary differences that have been recorded in due to Parent on our combined balance sheets at December 31 are as follows:

	2002	2001

	(In thousands)
Cumulative tax-effected future (taxable) deductible temporary differences
Relating primarily to property consisting of landfill and fixed assets and contingencies related to other basis differences	$(3,089)	$(3,674)
Environmental, closure and post-closure reserves	258	289
Other reserves	57	75

Total	$(2,774)	$(3,310)

NORTH CENTRAL FLORIDA DISTRICT
(Wholly Owned Divisions Of Allied Waste Industries, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

8.     Related Party Transactions

      All treasury functions are maintained at the Parent. Cash receipts are deposited into an account maintained by our Parent, and our cash requirements are met by our Parent on our behalf. The net amount of these cash transactions is recorded in due to Parent. We earn interest on the balance with our Parent, excluding tax-related items (Note 7), purchasing accounting related items, goodwill (Note 3) and certain other non-cash, non-interest bearing items at a rate of 6 percent, 9 percent and 9 percent, for the years ended December 31, 2002, 2001 and 2000, respectively. Related interest income allocated by our Parent to us was approximately $3.4 million, $3.0 million and $1.2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

      The average balance due from Parent for which we earned interest income was $56.4 million, $32.5 million and $13.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. The average balance due to Parent for which no interest was charged by the Parent was $162.9 million, $154.8 million and $150.9 million at December 31, 2002, 2001 and 2000, respectively. The balance due to Parent was $98.3 million at December 31, 2002.

      We receive services from affiliated business units which are recorded in our statement of operations at amounts that approximate arms length transactions. However, these amounts would not necessarily represent those charged by non-affiliated companies. We recorded related expenses of approximately $91,000, $124,000 and $247,000 as disposal expenses in cost of operations for the three years ended December 31, 2002, 2001 and 2000, respectively.

      In 2001, we entered into operating lease agreements with certain other subsidiaries of our Parent for equipment and vehicles. The associated lease expense included in cost of operations for 2002 and 2001 was approximately $1.3 million and $360,000, respectively.

      We are charged for management, financial and other administrative services provided by AWI during the year, including allocations for overhead. Amounts were allocated on the basis of revenues earned. Related charges for the years ended December 31, 2002, 2001 and 2000 were $1.6 million, $1.1 million and $4.6 million, respectively, and are included in selling, general and administrative expenses. Included in the amount for 2000 was approximately $2.7 million of logo fees expense relating to the use of the BFI name that was discontinued after 2000. In addition, AWI maintains employee health and workers’ compensation insurance coverage for us and we are allocated a portion of the cost of such coverage. Related charges included in cost of operations for the years ended December 31, 2002, 2001 and 2000 of $5.7 million, $5.1 million and $4.8 million, respectively, were allocated on the basis of payroll expenses incurred. Management believes the method of allocation used is reasonable, but would not necessarily represent those charged by non-affiliated companies or incurred for similar functions on a stand-alone basis. With the exception of the lease agreements discussed above, there are no contractual relationships between us and the Parent.

NORTH CENTRAL FLORIDA DISTRICT

(Wholly-Owned Divisions of Allied Waste Industries, Inc.)

COMBINED FINANCIAL STATEMENTS

As of September 30, 2003, December 31, 2002 and

for the nine months ended September 30, 2003 and September 30, 2002

NORTH CENTRAL FLORIDA DISTRICT

(Wholly-Owned Divisions of Allied Waste Industries, Inc.)

COMBINED BALANCE SHEETS

	September 30,	December 31,
	2003	2002

	(Unaudited)

	(In thousands)
ASSETS
Current Assets —
Cash	$25	$23
Accounts receivable, net of allowance of $35 and $141.	3,290	9,976
Prepaid and other current assets	533	723

Total current assets	3,848	10,722
Property and equipment, net	17,046	18,476
Goodwill	116,168	116,168
Other assets, net	64	609

Total assets	$137,126	$145,975

LIABILITIES AND DISTRICT’S EQUITY
Current Liabilities —
Current portion of long-term debt	$5	$—
Accounts payable	5,226	5,157
Current portion of accrued capping, closure, post-closure and environmental costs	617	378
Accrued liabilities	1,255	1,063
Unearned revenue	4,544	4,630

Total current liabilities	11,647	11,228
Long-term debt, net of current portion	—	12
Accrued capping, closure, post-closure and environmental costs, less current portion	355	268
Due to parent	80,863	98,321
Commitments and contingencies
District’s equity	44,261	36,146

Total liabilities and district’s equity	$137,126	$145,975

The accompanying Notes to Combined Financial Statements are an integral part of these combined balance sheets.

NORTH CENTRAL FLORIDA DISTRICT

(Wholly-Owned Divisions of Allied Waste Industries, Inc.)

COMBINED STATEMENTS OF OPERATIONS

	Nine Months Ended
	September 30,

	2003	2002

	(In thousands,
	unaudited)
Revenues	$68,346	$68,011
Cost of operations	49,599	48,007
Selling, general and administrative expenses	5,992	4,970
Depreciation and amortization	3,355	3,525

Operating income	9,400	11,509
Interest income, net	(3,815)	(2,556)

Income before income taxes	13,215	14,065
Income tax expense	5,286	5,626

Net income before cumulative effect of change in accounting principle, net of tax	7,929	8,439
Cumulative effect of change in accounting principle, net of tax	(186)	—

Net income	$8,115	$8,439

Pro forma net income assuming the change in accounting principle is applied retroactively		$8,476

The accompanying Notes to Combined Financial Statements are an integral part of these combined statements.

NORTH CENTRAL FLORIDA DISTRICT

(Wholly-Owned Divisions of Allied Waste Industries, Inc.)

COMBINED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2003	2002

	(In thousands,
	unaudited)
Operating activities —
Net income	$8,115	$8,439
Adjustments to reconcile net income to cash provided by operating activities —
Provisions for:
Depreciation and amortization	3,355	3,525
Doubtful accounts	119	79
Gain on sale of fixed assets	(21)	(34)
Loss on sale of trade receivables	1,258	—
Cumulative effect of change in accounting principle, net of tax	(186)	—
Change in operating assets and liabilities, excluding the effects of purchase acquisitions —
Accounts receivable, prepaid expenses, inventories and other	4,095	(200)
Accounts payable, accrued liabilities, unearned revenue and other	175	319
Capping, closure and post-closure accretion provision	12	184
Capping, closure, post-closure and environmental expenditures	(43)	(11)

Cash provided by operating activities	16,879	12,301

Investing activities —
Proceeds from sale of fixed assets	62	56
Capital expenditures, excluding acquisitions	(1,909)	(544)
Capitalized interest	(1)	(1)
Change in notes receivable and other	542	(4)

Cash used for investing activities	(1,306)	(493)

Financing activities —
Change in due to parent	(15,564)	(11,915)
Payments on debt	(7)	—

Cash used for financing activities	(15,571)	(11,915)

(Decrease) increase in cash	2	(107)
Cash at beginning of period	23	130

Cash at end of period	$25	$23

Supplemental disclosures:
Non-cash change in due to parent	$4	$(9)
Note receivable due from affiliate for trade receivables sold	$1,405	$—

The accompanying Notes to Combined Financial Statements are an integral part of these combined statements.

NORTH CENTRAL FLORIDA DISTRICT

(Wholly-Owned Divisions of Allied Waste Industries, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS

1.     Organization and Summary of Significant Accounting Policies

      The North Central Florida District (the Company) is a group of several business units that provide waste collection, transfer, recycling and disposal services in North and Central Florida and are wholly-owned by Allied Waste Industries, Inc. (AWI, Allied or Parent), a Delaware corporation. Allied is the second largest, non-hazardous solid waste management company in the United States, as measured by revenues and provides non-hazardous waste collection, transfer, recycling and disposal services in 38 states. All significant operational and financial decisions of the Company are made by Allied’s management.

Basis of presentation —

      All significant intercompany accounts and transactions between the business units within the Company are eliminated in the combined financial statements. The December 31, 2002 balance sheet data included herein is derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. We are not a registrant with the Securities and Exchange Commission (the SEC) and are not subject to the SEC’s periodic reporting requirements. Certain estimates, including allocations from the Parent, have been made to provide financial information for SEC and stand-alone reporting purposes. We believe that the presentations and disclosures herein are adequate when read in conjunction with our audited financial statements for the year ended December 31, 2002 to make the information not misleading. In the opinion of management, all adjustments necessary to fairly state the financial statements have been reflected.

      Operating results for interim periods are not necessarily indicative of the results for full years. These combined financial statements should be read in conjunction with our audited financial statements for the year ended December 31, 2002 and the related notes thereto.

      For the description of our significant accounting policies, see Note 1 of Notes to Combined Financial Statements for the year ended December 31, 2002 in our audited financial statements.

      On January 1, 2003, we adopted certain changes in accounting principles that impact the comparability of the financial information presented herein. See Recently adopted accounting pronouncements below.

Use of estimates —

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently adopted accounting pronouncements —

      In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143), which outlines the standards for accounting for obligations associated with the retirement of a long-lived tangible asset. The standard was effective beginning January 1, 2003 and impacts the accounting for landfill retirement obligations, which we have historically referred to as closure and post-closure. See Note 3 for additional discussion.

      In November 2002, the FASB issued FASB Interpretation 45, Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as

NORTH CENTRAL FLORIDA DISTRICT
(Wholly-Owned Divisions of Allied Waste Industries, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The recognition requirements of FIN 45 are effective for any guarantees entered into subsequent to January 1, 2003. The adoption of FIN 45 did not have a material impact on our combined financial statements.

      Effective January 1, 2002, we adopted SFAS 142, Goodwill and Other Intangible Assets (SFAS 142), which among other things, eliminates the amortization of goodwill and instead requires an annual assessment of goodwill impairment by applying a fair value based test.

      Effective January 1, 2002, we adopted SFAS No. 144, which supercedes SFAS No. 121 Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 provides a single accounting model for impairment of long-lived assets held for use and for long-lived assets that are to be disposed of by sale (including discontinued operations). SFAS No. 144 does not address impairment of goodwill. There was no impact on our financial statements or results of operations upon adoption.

2.     Property and Equipment

      Property and equipment at September 30, 2003 and December 31, 2002 are as follows (in thousands):

	September 30,	December 31,
	2003	2002

Land and land improvements	$2,882	$2,684
Land held for permitting as landfills	347	208
Landfills	2,892	2,156
Buildings and improvements	2,933	2,899
Vehicles and equipment	19,646	18,804
Containers and compactors	8,295	7,838
Furniture and fixtures	339	334

Total property and equipment	37,334	34,923
Less: Accumulated depreciation and amortization	20,288	16,447

Property and equipment, net	$17,046	$18,476

3.     Landfill Accounting

     Change in accounting principle —

      Effective January 1, 2003, we adopted SFAS 143 which outlines standards for accounting for our landfill retirement obligations that have historically been referred to as closure and post-closure. SFAS 143 does not change the basic accounting principles that the waste industry has historically followed for accounting for these types of obligations. In general, the industry has followed the accounting practice of recognizing a liability on the balance sheet and related expense as waste is disposed at the landfill to match operating costs with revenues. The industry refers to this practice as life-cycle accounting. The principle elements of life-cycle accounting are still being followed.

      The new rules are a refinement to our industry practices and have caused a change in the mechanics of calculating landfill retirement obligations and the classification of where amounts are recorded in the financial statements. Landfill retirement obligations are no longer accrued through a provision to cost of operations, but rather as an increase to landfill assets. In addition, in accordance with SFAS 143, we

NORTH CENTRAL FLORIDA DISTRICT
(Wholly-Owned Divisions of Allied Waste Industries, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

changed the classification of costs related to capping, closure and post-closure obligations to other accounts. The most significant change in classification is that we now record the costs for methane gas collection systems in the landfill development assets.

      Upon adoption, SFAS 143 required a cumulative change in accounting for landfill obligations retroactive to the date the landfill operations commenced or the date the asset was acquired. To do this, SFAS 143 required the creation of the related landfill asset, net of accumulated amortization and an adjustment to the capping, closure and post-closure liabilities for cumulative accretion.

      At January 1, 2003, we recorded a cumulative effect of a change in accounting principle of a net gain of approximately $186,000 (net of income tax expense of $124,000). In addition, we recorded an increase in our capping, closure and post-closure liabilities of approximately $286,000 and a decrease in our net landfill assets of approximately $23,000.

      Our net income for years ended December 31, 2002, 2001 and 2000 was approximately $11.1 million, $9.8 million and $9.9 million, respectively. On a pro forma basis assuming SFAS 143 is applied retroactively, our net income for those years would be approximately the same.

      We have two active landfills in the North Central Florida District. One landfill has an expected operating life of 4 years. The second landfill has a remaining operating life of 9 years, including permitted airspace approved subsequent to September 30, 2003. We use a life-cycle accounting method for landfills and the related closure and post-closure liabilities. This method applies the costs associated with acquiring, developing, closing and monitoring the landfills over the associated landfill capacity and associated consumption. On an annual basis, we update the development cost estimates (which include the costs to develop the site as well as the individual cell construction costs), closure and post-closure cost estimates and future capacity estimates (sometimes referred to as airspace) for each landfill. The cost estimates are prepared by our local management and third-party engineers based on the applicable local, state and federal regulations and site specific permit requirements. Future capacity estimates are updated using aerial surveys of each landfill to estimate utilized disposal capacity and remaining disposal capacity. These cost and capacity estimates are reviewed and approved by senior operations management annually.

Landfill assets —

      We use the units of production method for purposes of calculating the amortization rate at each landfill. This methodology divides the costs associated with acquiring, permitting and developing the entire landfill by the total remaining capacity of that landfill. The resulting per unit amortization rate is applied to each unit disposed at the landfill and is recorded as expense for that period.

      Costs associated with developing the landfill include direct costs such as excavation, liners, leachate collection systems, engineering and legal fees, and capitalized interest. We classify this total disposal capacity as either permitted (having received the final permit from the governing authorities) or probable expansion. Probable expansion disposal capacity has not yet received final approval from the regulatory agencies, but we have determined that certain critical criteria have been met and the successful completion of the expansion is highly probable. Our internal requirements to classify disposal capacity as probable expansion are as follows:

1. We have control of and access to the land where the expansion permit is being sought.

2. All geologic and other technical siting criteria for a landfill have been met, or a variance from such requirements has been received (or can reasonably be expected to be achieved).

3. The political process has been assessed and there are no identified impediments that cannot be resolved.

NORTH CENTRAL FLORIDA DISTRICT
(Wholly-Owned Divisions of Allied Waste Industries, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

4. We are actively pursuing the expansion permit and have an expectation that the final local, state and federal permits will be received within the next five years.

5. Senior operations management approval has been obtained.

      Upon successfully meeting the preceding criteria, the costs associated with developing, constructing, closing and monitoring the total additional future disposal capacity are considered in the life-cycle cost of the landfill and reflected in the calculation of the amortization and closure and post-closure rates.

      Allied and its engineering and legal consultants continually monitor the progress of obtaining local, state and federal approval for each of its expansion permits. If it is determined that the expansion no longer meets our criteria, the disposal capacity is removed from our total available disposal capacity, the costs to develop that disposal capacity and the associated capping, closure and post-closure costs are removed from the landfill amortization base, and rates are adjusted prospectively. In addition, any value assigned to probable expansion capacity is written-off to expense during the period in which it is determined that the criteria are no longer met.

Capping, closure and post-closure —

      As individual areas within each landfill reach capacity, we are required to cap and close the areas in accordance with the landfill site permit. Generally, capping activities include the installation of compacted clay, geosynthetic liners, drainage channels, compacted soil layers and vegetative soil barriers over areas of a landfill where total airspace has been consumed and waste is no longer being received. Capping activities occur throughout the life of the landfill.

      After the entire landfill site has reached capacity and is closed, we are required to maintain and monitor the site for a post-closure period, which may extend for 30 years. Post-closure requirements generally include maintenance and operational costs of the site and monitoring the methane gas collection systems and groundwater systems, among other post-closure activities. Estimated costs for such closure and post-closure as required under Subtitle D regulations are compiled and updated annually for each landfill by local and regional company engineers. In addition, on an annual basis, senior management performs a review of the overall cost estimates. Daily maintenance activities, such as leachate disposal, methane gas and groundwater monitoring and maintenance, and mowing and fertilizing capped areas, incurred during the operating life of the landfill are expensed as incurred.

      SFAS 143 required landfill obligations to be recorded at fair value. Quoted market prices in active markets are the best evidence of fair value. Since quoted market prices for landfill retirement obligations are not available to determine fair value, we use discounted cash flows of capping, closure and post-closure cost estimates to approximate fair value. The cost estimates are prepared by our local management and third-party engineers based on the applicable local, state and federal regulations and site specific permit requirements and are intended to approximate fair value.

      Capping, closure and post-closure costs are estimated for the period of performance utilizing estimates a third party would charge (including profit margins) to perform those activities in full compliance with Subtitle D. If we perform the capping, closure and post-closure activities internally, the difference between amounts accrued, based upon third party cost estimates (including profit margins) and our actual cost incurred is recognized as a component of cost of operations in the period earned. An estimate of fair value should include the price that marketplace participants are able to receive for bearing the uncertainties in cash flows. However, when utilizing discounted cash flows, reliable estimates of market risk premiums may not be obtainable. In our industry, there is no market that exists for selling the responsibility for capping, closure and post-closure independent of selling the entire landfill. Accordingly, we believe that it is not

NORTH CENTRAL FLORIDA DISTRICT
(Wholly-Owned Divisions of Allied Waste Industries, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

possible to develop a methodology to reliably estimate a market risk premium and have excluded a market risk premium from our determination of expected cash flows for capping, closure and post-closure liability.

      We discount our capping, closure and post-closure costs using our credit-adjusted, risk-free rate of 9%. The credit-adjusted, risk-free rate is based on the risk-free interest rate on obligations of similar maturity adjusted for our own credit rating. Changes in our credit-adjusted, risk-free rate do not change recorded liabilities, but subsequently recognized obligations are measured using the revised credit-adjusted, risk-free rate.

      Accretion expense is necessary to increase the accrued capping, closure and post-closure accrual balance to its future, or undiscounted, value. To accomplish this, we accrete our capping, closure and post-closure accrual balance using the credit-adjusted, risk-free rate of 9% and charge this accretion as an operating expense in that period.

      Accretion expense for the nine months ended September 30, 2002 would have been approximately $54,000 if we would have been accounting for capping, closure and post-closure obligations under SFAS 143 since January 1, 2002.

Environmental costs —

      We engage independent environmental consulting firms to assist us in conducting environmental assessments of existing landfills or other properties, and in connection with companies acquired from third parties.

      The ultimate amounts for environmental liabilities cannot be precisely determined and estimates of such liabilities made by us, after consultation with our independent environmental engineers and legal counsel, require assumptions about future events due to a number of uncertainties including the extent of the contamination, the appropriate remedy, the financial viability of other potentially responsible parties and the final apportionment of responsibility among the potentially responsible parties. Where we have concluded that our estimated share of potential liabilities is probable, a provision has been made in the combined financial statements.

      Since the ultimate outcome of these matters may differ from the estimates used in our assessment to date, the recorded liabilities are periodically evaluated, as additional information becomes available to ascertain whether the accrued liabilities are adequate. We have determined that the recorded liability for environmental matters as of September 30, 2003 and December 31, 2002 of approximately $53,000, represents the most probable outcome of these contingent matters. We do not reduce our estimated obligations for proceeds from other potentially responsible parties or insurance companies. If receipt is probable, proceeds are recorded as an offset to environmental expense in operating income. There were no significant recovery receivables outstanding as of September 30, 2003 or December 31, 2002. We do not expect that adjustments to estimates, which are reasonably possible in the near term and that may result in changes to recorded amounts, will have a material effect on our combined liquidity, financial position or results of operations. In addition, we do not believe that it is reasonably possible the ultimate outcome of environmental matters, excluding closure and post-closure could result in any additional liability.

4.     Retirement Plan

      AWI sponsors the AWI 401(k) Plan, a defined contribution plan which is available to all eligible employees not represented by collective bargaining agreements. Eligible employees may contribute up to 25% of their annual compensation on a pre-tax basis. Participant contributions are subject to certain restrictions as set forth in the Internal Revenue Code. AWI matches in cash 50% of employee contributions, up to the first 5% of the employee’s compensation which is deferred. Participant

NORTH CENTRAL FLORIDA DISTRICT
(Wholly-Owned Divisions of Allied Waste Industries, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

contributions vest immediately and the employer contributions vest in increments of 20% based upon years of service. AWI’s matching contributions to the plan on our behalf amounted to approximately $166,000 and $181,000 for the nine months ended September 30, 2003 and 2002, respectively, included in selling, general and administrative expenses.

5.     Commitments and Contingencies

Litigation —

      We are subject to extensive and evolving laws and regulations and have implemented our own environmental safeguards to respond to regulatory requirements. In the normal course of conducting operations, we may become involved in certain legal and administrative proceedings. Some of these actions may result in fines, penalties or judgments against us, which may have an impact on earnings for a particular period. Litigation and regulatory compliance contingencies are accrued for when such costs are probable and reasonably estimable. There are no matters at September 30, 2003 that management expects to have a material adverse effect on our liquidity, financial position or results of operations.

Financial assurances —

      We are required to provide $13.3 million in financial assurances to governmental agencies under applicable environmental regulations relating to our landfill operations and collection contracts. We satisfy the financial assurance requirements by providing performance bonds, letters of credit, or trust deposits to secure our obligations as they relate to landfill closure and post-closure costs and performance under certain collection, landfill and transfer station contracts. Additionally, we are required to provide financial assurances for collateral required for certain performance obligations. We have not experienced difficulty in obtaining the financial assurances that we need. However, we cannot make any assurances that the level of financial assurances that we are required to provide will be available in the future.

      These financial instruments are issued in the normal course of business. They are not debt and, therefore, are not reflected in the accompanying combined balance sheets. The underlying obligations of the financial assurance instruments would be valued and recorded in the combined balance sheets based on the likelihood of performance being required. We do not expect this to occur.

Guarantees and collateral —

      We enter into contracts in the normal course of business that include indemnification clauses. Indemnifications relating to known liabilities are recorded in our combined financial statements based on our best estimate of required future payments. Certain of these indemnifications relate to contingent events or occurrences, such as the imposition of additional taxes due to a change in the tax law or adverse interpretation of the tax law, and indemnifications made in divestiture agreements where we indemnify the buyer for liabilities that may become known in the future but that relate to our activities prior to the divestiture.

      Along with substantially all of the other operations of our Parent, we guarantee certain of our Parent’s outstanding debt obligations.

6.     Related Party Transactions

      All treasury functions are maintained at the Parent. Cash receipts are deposited into an account maintained by our Parent, and our cash requirements are met by our Parent on our behalf. The net amount of these cash transactions is recorded in due to Parent. We earn interest on the balance with our Parent, excluding tax-related items, purchase accounting related items, goodwill and certain other non-

NORTH CENTRAL FLORIDA DISTRICT
(Wholly-Owned Divisions of Allied Waste Industries, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

cash, non-interest bearing items at a rate of 6% for both 2003 and 2002. Related interest income allocated by our Parent to us was approximately $3.7 million and $2.5 million for the nine months ended September 2003 and 2002, respectively.

      The average balance due from Parent for which we earned interest income was $83.3 million and $56.4 million for the nine months ended September 30, 2003 and 2002, respectively. The average balance due to Parent for which no interest was charged by the Parent was $172.9 million and $165.1 million for the nine months ended September 30, 2003 and 2002, respectively.

      In 2002, we received services from affiliated business units which are recorded in our statement of operations at amounts that approximate arms length transactions. However, these amounts would not necessarily represent those charged by non-affiliate companies. We recorded related expenses of approximately $74,000 as disposal expenses in cost of operations for the nine months ended September 30, 2002.

      In 2001, we entered into operating lease agreements with certain other subsidiaries of our Parent for equipment and vehicles. The associated lease expense included in cost of operations for the nine months ended September 30, 2003 and 2002 was approximately $1.1 million and $952,000, respectively.

      During 2003, we sold trade receivables at a discount to another subsidiary of our Parent in connection with a receivables secured loan program of our Parent. In connection with the sale, we recognized a loss of approximately $1.3 million recorded in selling, general and administrative expenses for the nine months ended September 30, 2003, and recorded a note receivable due from affiliate of approximately $1.4 million in due to Parent as part of the initial sale of receivables. Allocated interest income on the note receivable was approximately $17,000 for the nine months ended September 30, 2003.

      We are charged for management, financial and other administrative services provided by AWI during the year, including allocations for overhead. Amounts were allocated on the basis of revenues earned. Related charges for both the nine months ended September 30, 2003 and 2002 of $1.2 million and are included in selling, general and administrative expenses. In addition, AWI maintains employee health and workers’ compensation insurance coverage for us and we are allocated a portion of the cost of such coverage. Related charges included in cost of operations for the nine months ended September 30, 2003 and 2002 of $4.7 million and $4.6 million, respectively, were allocated on the basis of payroll expenses incurred. Management believes the method of allocation used is reasonable, but would not necessarily represent those charged by non-affiliated companies or incurred for similar functions on a stand-alone basis. With the exception of the lease agreements discussed above, there are no contractual relationships between us and the Parent.